Exhibit (a)(5)(E)

Evan J. Smith (SBN242352)

BRODSKY & SMITH, LLC

9595 Wilshire Boulevard, Suite 900

Beverly Hills, CA 90212

Telephone:       (877) 534·2590

Facsimile:        (310) 247-0160

esmith@brodsky-smith.com

Attorneys for Plaintiff

SUPERIOR COURT OF THE STATE OF CALIFORNIA

COUNTY OF SANTA CLARA

KEITH ANDERSON, on behalf of

himself and all others similarly situated,

Plaintiff,

vs.

ALEXZA PHARMACEUTICALS, INC.,

FERRER PHARMA INC., J. KEVIN

BUCHI, THOMAS B. KING, DEEPIKA

R. PAKJANATHAN, J. LEIGHTON

READ, GORDON RINGOLD, ISAAC

STEIN and JOSEPH L. TURNER,

Defendants.

Case No.: 16CV295357 CLASS ACTION COMPLAINT FOR: (1) BREACH OF FIDUCIARY DUTY (2) AIDING AND ABETTING BREACH OF FIDUCIARY DUTY JURY TRIAL DEMANDED

Plaintiff Keith Anderson (“Plaintiff), by his attorneys, on behalf of himself and those similarly situated, files this action against the defendants, and alleges upon information and belief, except for those allegations that pertain to him, which are alleged upon personal knowledge, as follows:

SUMMARY OF THE ACTION

1. Plaintiff brings this shareholder class action on behalf of himself and all other public stockholders of Alexza Pharmaceuticals, Inc. (“Alexza” or the “Company”), against Alexza, the Company’s Board of Directors (the “Board” or the “Individual Defendants), Grupo Ferrer Internacional, S.A. (“Ferrer” or the “Parent”), and Ferrer Pharma Inc. (the “Merger Sub”), to enjoin cash tender offer (the “Offer”) in which Ferrer will acquire each outstanding share of Alexza common stock for $0.90 per share in cash (the “Proposed Transaction”). The transaction is expected to close in the second quarter of 2016 and is subject to customary closing conditions.

2. The terms of the Proposed Transaction were memorialized in a May 10, 2016 filing with the Securities and Exchange Commission (SEC) on From 8-K attaching the definitive Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, in addition to the cash payment, Alexza stockholders will be granted contingent value rights (CVRs) to receive cash payments in four payment categories if specified milestones are achieved following the closing. The maximum amount of the CVRs is $35 million.

3. Prior to entering into the Merger Agreement, Ferrer was the holder of greater than 10% of the Company’s outstanding voting securities, a debtholder of the Company, and the Company’s commercial partner for ADASUVE® in Europe, Latin America, the Commonwealth of Independent States countries, the Middle East and North Africa countries, Korea, Philippines and Thailand. ADASUVE® is a drug-device combination product that delivers an aerosol of the antipsychotic agent loxapine in a single oral inhalation. ADASUVE® has been approved by the US Food and Drug Administration (FDA) for the acute treatment of agitation associated with schizophrenia or bipolar I disorder in adults. ADASUVE® is Alexza’s first commercial product and is currently available in 20 countries. The product is approved for sale by the U.S. Food and Drug Administration, the European Commission and in several Latin American countries.

4. The consummation of the Offer will be conditioned on, among other things, (i) a majority of the outstanding shares of the Company’s common stock being tendered in the Offer, (ii) the Second Forbearance Agreement (as defined below) continuing in full force and effect, without any default, and performance of any required condition thereunder, as of the closing of the Offer, and (iii) the aggregate number of shares of Company common stock held by persons who properly exercise appraisal rights under Section 262 of the Delaware General Corporate Law represents no more than 20% of the shares of Company’s common stock then outstanding.

5. In connection with the execution of the Merger Agreement, the Company entered into a Forbearance and Waiver Agreement (the “Second Forbearance Agreement”) with Atlas U.S. Royalty, LLC, a Delaware limited liability company and wholly owned subsidiary of the Company (“Atlas”), Ferrer and the holders of the 2014 Warrants and those certain notes in the aggregate principal amount of $45,000,000 previously issued by Atlas on March 18, 2014 (the “Notes”). Pursuant to the terms of the Second Forbearance Agreement, the holders of the Notes agreed (i) to forbear on exercising all rights and remedies under that certain Indenture by and between Atlas and U.S. Bank National Association, as the trustee (as previously filed with the U.S. Securities and Exchange Commission on May 5, 2014 as Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the period ending March 31, 2014) (the “Indenture”) and the other documentation relating to the Notes and Atlas through the earlier of November 9, 2016 (subject to extension under certain circumstances) and the termination of the Merger Agreement and (ii) to ratify certain amendments to Company’s license agreement with Teva Pharmaceuticals USA, Inc. Pursuant to the terms of the Second Forbearance Agreement, the holders of the Notes also agreed to the cancellation of the Notes and the discharge of the Indenture in connection with the consummation of the Offer and to take any and all actions necessary to effect the foregoing. In addition, the holders of the 2014 Warrants agreed to the treatment of the 2014 Warrants in connection with the Offer as described in the Merger Agreement effective as of the Merger. Each of the holders of the Notes, the holders of the 2014 Warrants, Atlas and the Company also agreed to certain releases of claims effective upon the consummation of the Offer or, in the case of claims with respect to Ferrer and its affiliates, upon the execution of the Second Forbearance Agreement.

6. In connection with the execution of the Merger Agreement, the holders of the Notes each entered into a participation agreement with Atlas pursuant to which Atlas agreed to grant to the holders of the Notes contractual rights to receive payments from Atlas upon the receipt of certain payments and achievement of certain milestones in respect of the commercialization of ADASUVE® within the Unites States.

7. In approving the Proposed Transaction, however, the Individual Defendants (defined below) have breached their fiduciary duties of loyalty, good faith, due care and disclosure by, inter alia, (i) agreeing to sell Alexza without first taking steps to ensure that Plaintiff and Class members (defined below) would obtain adequate, fair and maximum consideration under the circumstances; and (ii) engineering the Proposed Transaction to benefit themselves and/or Ferrer without regard for Alexza public stockholders. Accordingly, this action seeks to enjoin the Proposed Transaction and compel the Individual Defendants to properly exercise their fiduciary duties to Alexza stockholders.

8. The Proposed Transaction undervalues Alexza and is the result of a flawed sales process. The $0.90 per share Merger Consideration is a steep discount to the Company’s 52-week high of $1.60 per share achieved on September 25, 2015. Additionally, at least on Yahoo! Finance analyst has set a $1.25 price target on Alexza shares.

9. Defendants (defined below) have exacerbated their breaches of fiduciary duty by agreeing to lock up the Proposed Transaction with deal protection devices that preclude other bidders from making a successful competing offer for the Company. Specifically, pursuant to the Merger Agreement, Defendants agreed to: (a) a strict no-solicitation provision that prevents the Company from soliciting other potential acquirers or even from continuing discussions and negotiations with potential acquirers; and (b) a termination fee of up to $1 million payable by Alexza to Ferrer under certain circumstances, including the sales of the Company to another bidder. Additionally, if either the Company or Ferrer terminates the Merger Agreement in accordance with its terms, then all outstanding unpaid principal and accrued interest owed on the Restated Note1 by the Company will become immediately due and payable to Ferrer. These provisions substantially and improperly limit the Board’s ability to act with respect to investigating and pursing superior proposals.

10. The process leading up to the Proposed Transaction may have also been tainted by the self-interest of certain of the Individual Defendants. Significantly, in connection with the transactions contemplated by the Merger Agreement, the vesting of all unvested options and unvested restricted stock units of the Company will be accelerated to be vested in full and, with respect to the options, immediately exercisable at least six days prior to the closing of the Offer. Additionally, pursuant to the terms of the Merger Agreement, (i) each holder of a warrant originally issued by the Company on October 5, 2009 or February 23, 2012 will receive a lump-sum cash payment equal to (A) the total number of shares of common stock of the Company issuable to such holder upon the exercise of the applicable warrant, multiplied by (B) the value of such warrant to purchase one share of the Company’s common stock, calculated in accordance with Appendix B of such warrant; and (ii) each holder of a warrant originally issued by the Company on March 8, 2014 (the “2014 Warrants”) will receive (A) a lump-sum cash payment equal to (1) the total number of shares of the Company’s common stock issuable to such holder upon the exercise of the applicable warrant, multiplied by (2) the excess of (x) the Cash Consideration over (y) the per-share exercise price for such warrant and (B) one CVR for each share of the Company’s common stock underlying such warrant. Upon information and belief, the Individual Defendants will be the primary beneficiaries of the accelerated vesting options, restricted stock units and the 2014 Warrants.

11. Absent judicial intervention, the merger will be consummated, resulting in irreparable injury to Plaintiff and the Class. This action seeks to enjoin the unreasonable steps taken by Defendants in entering into the merger agreement without attempting to maximize shareholder value in order to obtain millions of dollars in benefits for themselves. Immediate judicial intervention is warranted here to rectify existing and future irreparable harm to the Company’s stockholders. Plaintiff, on behalf of the Class, seeks only to level the playing field and to ensure that if stockholders are to be ultimately stripped of their respective equity interests through the Proposed Transaction, that the Proposed Transaction is conducted in a manner that is not overtly improper, unfair and illegal, and that all material information concerning the Proposed Transaction is disclosed to the Alexza stockholders so that they are able to make informed decisions as to whether to vote in favor or against the Proposed Transaction.

[1]

On May 9, 2016, the Company amended and restated that certain promissory note previously issued to Ferrer on September 28, 2015, as amended on March 21, 2016 and April 18, 2016 (the “Restated Note”), to, among other things (i) increase the maximum principal amount of the Restated Note to $6.3 million, (ii) extend the maturity date of the Restated Note to September 30, 2016 and (iii) provide for certain events of default under the Restated Note in connection with the Merger. As of May 10, 2016, the outstanding principal amount of the Restated Note was $6.3 million.

PARTIES

12. Plaintiff is an individual that, at all times relevant hereto, has been an Alexza stockholder.

13. Defendant Alexza is focused on the research, development, and commercialization of novel, proprietary products for the acute treatment of central nervous system conditions. The Company is incorporated in the state of Delaware and has a principal place of business located at 2091 Stierlin Court, Mountain View, California 94043. Alexza has a registered agent at c/o Mark K. Oki at 2091 Stierlin Court, Mountain View, California 94043. Alexza common stock is publicly traded on the NasdaqCM under the ticker symbol “ALXA”.

14. Defendant J. Kevin Buchi has been a member of the Alexza Board of Directors at all relevant times. Defendant Buchi was Corporate Vice President, Global Branded Products at Teva Pharmaceutical Industries (“Teva”) from October 2011 until his retirement in May 2012.

15. Defendant Thomas B. King (“King”) has served as our President, Chief Executive Officer and a member of Alexza’s Board since June 2003.

16. Defendant Deepika R. Pakianathan, Ph.D. has served as a member of Alexza’s Board since November 2004.

17. Defendant J. Leighton Read, M.D., has served as a member of Alexza’s board of directors since November 2004.

18. Defendant Gordon Ringold, Ph.D. has served as a member of Alexza’s Board since June 2001.

19. Defendant Isaac Stein has been a member of the Alexza Board of Directors at all relevant times.

20. Defendant Joseph L. Turner has been a member of the Alexza Board of Directors at all relevant times.

21. Defendants identified in ¶¶ 14 - 20 are collectively referred to as the “Individual Defendants.” By reason of their positions as officers and/or directors of the Company, the Individual Defendants are in a fiduciary relationship with Plaintiff and the other Alexza public stockholders, and owe plaintiff and Alexza’s other stockholders the highest obligations of loyalty, good faith, fair dealing, due care, and full and fair disclosure.

22. Non-party Ferrer is a privately-held European R&D-based pharmaceutical company headquartered in Barcelona. It is active in the pharmaceutical, health, fine chemicals and food sectors in Europe, Latin America, Africa, the Middle East, Asia and the United States. Ferrer paid Alexza $10 million upfront in 2011 in return for rights to co-develop ADASUVE®. In total, Ferrer’s human healthcare products are commercialized in more than 95 countries, through 24 international affiliates (including joint ventures) and 70 partners and distributors.

23. Defendant Merger Sub is a Delaware corporation and a wholly owned indirect subsidiary of Ferrer that was created for the sole purpose of effectuating the Proposed Transaction. The Merger Sub can be served care of its agent for service of process at National Corporate Research, Ltd., 850 New Burton Road, Ste. 201, Dover, DE 19904.

24. The Merger Sub and Individual Defendants are collectively referred to herein as, “Defendants.”

JURISDICTION AND VENUE

25. This Court has personal jurisdiction over the Defendants inasmuch as Defendants’ principal place of business is in California, directly or by agents transact business in California, caused tortious injury in California and by an act or omission outside the State while regularly doing and/or soliciting business, engaging in other persistent course of conduct in the State, and/or deriving substantial revenue from goods or manufactured products used or consumed in California.

26. Venue is proper in this Court inasmuch as the Defendants’ principal place of business is in this County and it regularly transacts business in this County and there are multiple defendants with no single venue applicable, and thus can be sued for damages in this County.

THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

27. In any situation where the directors of a publicly traded corporation undertake a transaction that will result in either a change in corporate control or a break-up of the corporation’s assets, the directors have an affirmative fiduciary obligation to act in the best interests of the company’s stockholders, including the duty to obtain maximum value under the circumstances. To diligently comply with these duties, the directors may not take any action that:

a. adversely affects the value provided to the corporation’s stockholders;

b. will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

c. contractually prohibits them from complying with their fiduciary duties; and/or

d. will provide the directors, executives or other insiders with preferential treatment at the expense of, or separate from, the public stockholders, and place their own pecuniary interests above those of the interests of the company and its stockholders.

28. In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of Alexza, are obligated to refrain from:

a. participating in any transaction where the directors’ or officers’ loyalties are divided;

b. participating in any transaction where the directors or officers are entitled to receive a personal financial benefit not equally shared by the public stockholders of the corporation; and/or

c. unjustly enriching themselves at the expense or to the detriment of the public stockholders.

29. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated, and are violating, the fiduciary duties they owe to Plaintiff and the other public stockholders of Alexza, including their duties of loyalty, good faith, candor, and due care. As a result of the Individual Defendants’ divided loyalties, Plaintiff and Class members will not receive adequate, fair or maximum value for their Alexza common stock in the Proposed Transaction.

30. As a result of these breaches of fiduciary duty, the Company’s public stockholders will not receive adequate or fair value for their common stock in the Proposed Transaction.

CLASS ACTION ALLEGATIONS

31. Plaintiff brings this action as a class action individually and on behalf of all holders of Alexza common stock who are being and will be harmed by the Individual Defendants’ actions, described herein (the “Class”). Excluded from the Class are Defendants and any person, firm, trust, corporation or other entity related to or affiliated with any Defendant.

32. Class actions are certified when the question is one of a common or general interest, of many persons, or when the parties are numerous, and it is impracticable to bring them all before the court. Cal. Civ. Proc. Code § 382. The California Supreme Court has stated that a class should be certified when the party seeking certification has demonstrated the existence of a “well-defined community of interest” among the members of the proposed class. Richmond v. Dart Indus., Inc., 29 Cal.3d 462, 470 (1981); see also Daar v. Yellow Cab Co., 67 Cal.2d 695, 704 (1967).

33. Class actions are especially valuable in a context such as this one, in which individual damages may be modest. It is well settled that a plaintiff need not prove the merits of the action at the class certification stage.

34. Rather, the decision of whether to certify a class is “essentially a procedural one” and the appropriate analysis is whether, assuming the merits of the claims, they are suitable for resolution on a class-wide basis:

As the focus in a certification dispute is on what types of questions common or individual are likely to arise in the action, rather than on the merits of the case, in determining whether there is substantial evidence to support a trial court’s certification order, we consider whether the theory of recovery advanced by the proponents of certification is, as an analytical matter, likely to prove amenable to class treatment.

Sav-On Drug Stores, Inc. v. Superior Court, 34 Cal.4th 319, 327 (2004) (citations omitted).

35. This action is properly maintainable as a class action because, inter alia:

a.	The Class is so numerous that joinder of all members is impracticable. Alexza stock is publicly traded on the NasdaqCM and as of May 9, 2016 there were 21,750,615 common shares of Alexza outstanding. Plaintiff believes that there are hundreds if not thousands of holders of such shares. Moreover, the holders of these shares are geographically dispersed throughout the United States;

b.	There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. These common questions include, inter alia: (i) whether the Individual Defendants have engaged in self-dealing, to the detriment of Alexza public stockholders; (ii) whether the Proposed Transaction is unfair to the Class, in that the price is inadequate and is not the fair value that could be obtained under the circumstances; (iii) whether Alexza, Ferrer and the Merger Sub aided and abetted the Individual Defendants’ breaches of fiduciary duty; and (iv) whether the Class is entitled to injunctive relief and/or damages as a result of the wrongful conduct committed by Defendants;

c.	Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of Plaintiff are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class;

d.	The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests; and

e.	Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

SUBSTANTIVE ALLEGATIONS

Company Background

36. Alexza is focused on the research, development, and commercialization of novel, proprietary products for the acute treatment of central nervous system conditions. Alexza’s products and development pipeline are based on the Staccato system, a hand-held inhaler designed to deliver a pure drug aerosol to the deep lung, providing rapid systemic delivery and therapeutic onset, in a simple, non-invasive manner.

37. Active pipeline product candidates include AZ-002 (Staccato alprazolam) for the management of epilepsy in patients with acute repetitive seizures and AZ-007 (Staccato zaleplon) for the treatment of patients with middle of the night insomnia.

38. On May 24, 2016, Alexza announced that it had reacquired U.S. commercial rights for ADASUVE® (loxapine) inhalation powder, Alexza’s first commercial product, from Teva Pharmaceuticals USA, Inc., a subsidiary of Teva Pharmaceutical Industries Ltd. ADASUVE® is approved for marketing in 42 countries and has been submitted for approval in seven additional countries. ADASUVE® has been launched and is currently available in 21 countries. Ferrer is Alexza’s commercial partner for ADASUVE® in Europe, Latin America, the Commonwealth of Independent States countries, the Middle East and North Africa countries, Korea, the Philippines and Thailand.

39. In conjunction with the reacquisition of U.S. ADASUVE® rights, Alexza and Teva completed a transition agreement, which is intended to provide continued availability of ADASUVE® by Alexza to patients and health care providers. “We appreciate the efforts that Teva has made to date and are looking forward to continuing to build the ADASUVE brand. We remain confident in ADASUVE’s long-term commercial prospects and plan to continue to work with Teva to effect a smooth transition,” said Defendant King, Alexza President and CEO. “Moving forward, Alexza will have primary responsibility for the immediate commercial aspects of ADASUVE and is working diligently to identify a new U.S. commercial partner for ADASUVE.”

40. On March 28, 2016, Alexza released its Q4 and year-end financial results for 2015 which illustrate the great strides the Company has made. Notably, Alexza cut its net loss by 42% from 2014 to 2015. Significantly, in the year prior, Alexza had only been able to cut its net loss by 7%. “We continue our efforts to increase the value of ADASUVE, our pipeline and of Alexza,” said Defendant Kin. “In the last six months, we have decreased our costs, repositioned our management team, [and] secured additional financing...” King added, “We recently completed the reacquisition of the ADASUVE U.S. commercial rights from Teva. We continue to remain confident in the long-term commercial prospects for ADASUVE globally. For the ADASUVE U.S. commercial rights, we are looking into different options for product commercialization. In the interim, we are managing the commercial and regulatory aspects of ADASUVE for the U.S. market.”

41. Defendant King has stated on many occasions over the last year his enthusiasm for the Companies “evolving pipeline.” “We have two product candidates in active development. We initiated a Phase 2a study with AZ-002 (Staccato alprazolam) in a subset of epilepsy patients. Additionally, in 2015 we expect to commence a Phase 2 clinical trial with AZ-007 (Staccato zaleplon) for the treatment of middle of night awakening,” King stated in his 2015 year-end remarks.

42. This enthusiasm for the future cause the Company to, on September 28, 2015, retain Guggenheim Securities, LLC to assist in exploring strategic options. “We continue to see long-term opportunities for our Staccato inhaled drug technology, especially in light of the positive responses from physicians and patients who have used our lead product, ADASUVE,” said Defendant King. “Our Board is focused on evaluating additional options that may enhance or accelerate the value that we believe is inherent in an approved technology-platform product, which has been successfully screened for numerous drugs as a novel delivery method that enables pharmacokinetics similar to intravenous administration. Given this strength of our Staccato technology, we believe now is the appropriate time to explore strategic alternatives.”

43. Following this announcement, the Company exclusively honed in on a transaction with Defendant Ferrer. Significantly, Defendant Ferrer is intimately familiar with Alexza and its leading commercial product ADASUVE®. In October of 2011, Defendant Ferrer paid Alexza $10 million for rights to co-develop ADASUVE®, including the ability to exclusively distribute, market and sell ADASUVE® in Europe, Latin America, Russia, and the Commonwealth of Independent States countries. “Over the past 4 years, we have come to appreciate their professionalism, passion, dedication, and commitment to Alexza’s technologies, products, and people. With this combination, we feel that Alexza’s products will be well positioned for long-term success in serving important patient needs,” stated Defendant King.

44. Due to this ling history and familiarity with Defendant Ferrer, the Individual Defendants have caused Alexa to enter into the Proposed Transaction with Ferrer and ignore the potential for other strategic partnerships, thereby depriving Plaintiff and other public stockholders of the Company the opportunity to reap the full benefits of Alexza’s present and future success.

The Proposed Transaction

45. On May 10, 2016, Ferrer and Alexza issued a joint press release announcing that Alexza had agreed to be acquired by Ferrer in the Proposed Transaction. The press release states in relevant part:

Mountain View, California and Barcelona, Spain, May 10, 2016 / PRNewswire / — Alexza Pharmaceuticals, Inc. (Nasdaq: ALXA, “Alexza”) and Grupo Ferrer Internacional, S.A. (“Ferrer”) today announced that they have entered into a definitive agreement under which Ferrer Pharma Inc. (“Ferrer Pharma”), a wholly-owned subsidiary of Ferrer, will acquire Alexza for $0.90 per share in cash. In addition to the upfront cash payment, Alexza stockholders will be granted contingent value rights to receive cash payments in four payment categories if specified milestones are achieved following the closing. The transaction is expected to close in the second quarter of 2016 and is subject to customary closing conditions.

The $0.90 per share cash consideration represents a 210% premium to Alexza’s closing share price on February 26, 2016, the last trading day prior to announcement that Alexza and Ferrer had entered into a non-binding letter of intent with respect to Ferrer’s proposed acquisition of Alexza, a 177% premium to the volume-weighted average trading price over the thirty trading days ending on February 26, 2016, and a 67% premium to the closing price on May 9, 2016.

“We see Ferrer as the ideal company to acquire Alexza as we continue to strive toward global commercial success with ADASUVE and to re-energize our Staccato-based product pipeline,” said Thomas B. King, President and CEO of Alexza. “Over the past four years, we have come to appreciate their professionalism, passion, dedication and commitment to Alexza’s technologies, products and people. With this combination, we feel that Alexza’s products will be well positioned for long-term success in serving important patient needs.”

“We are pleased that Alexza, the company that created and developed ADASUVE and the Staccato technology, will be part of Ferrer and we look forward to working with our new Alexza colleagues to continue creating significant value for patients worldwide. We firmly believe that the Staccato technology will change the lives of patients with severe mental and neurological disorders. At the same time it will help healthcare professionals to improve their management in the increasingly digitalized and personalized healthcare context,” said Jordi Ramentol, CEO of Ferrer.

Under the terms of the agreement, Ferrer Pharma will commence a tender offer to acquire all outstanding shares of Alexza’s common stock for $0.90 per share in cash plus one contingent value right entitling the stockholder to receive a pro-rata share of up to four payment categories in an aggregate (i.e., to all contingent value right holders assuming all four payments are made) maximum amount of $35 million (subject to certain deductions) if certain licensing payments and revenue milestones are achieved.

Upon successful completion of the tender offer, Ferrer Pharma will acquire all remaining shares not tendered in the tender offer through a second-step merger at the same price and with the obligation to make the same contingent cash consideration payments as are made to stockholders tendering their shares in the tender offer. The tender offer and withdrawal rights are expected to expire at 12:00 midnight, New York City time on the 20th business day after the launch of the tender offer, unless extended in accordance with the merger agreement and the applicable rules and regulations of the U.S. Securities and Exchange Commission (“SEC”).

The consummation of the tender offer is subject to various conditions, including a minimum tender of a number of Alexza shares that, when added to the shares held by Ferrer, represents a majority of outstanding shares (including shares issued upon the exercise of options). The Board of Directors of Alexza unanimously approved the transaction.

Guggenheim Securities, LLC acted as the financial advisor to Alexza, and Cooley LLP acted as legal advisor to Alexza. Skadden, Arps, Slate, Meagher & Flom LLP and J&A Garrigues, S.L.P. acted as legal advisors to Ferrer.

The Inadequate Merger Consideration

46. Significantly, analyst expectations, the Company’s strong market position, extraordinary growth, synergistic value to Ferrer, and positive future outlook, establish the inadequacy of the merger consideration.

47. First and foremost, the compensation afforded under the Proposed Transaction to company shareholder significantly undervalues the Company. The $0.90 per share Merger Consideration is a steep discount to the Company’s 52-week high of $1.60 per share achieved on September 25, 2015. Additionally, at least on Yahoo! Finance analyst has set a $1.25 price target on Alexza shares

48. Moreover, Alexza’s has shown improving financial performance over the past year, significantly cutting its net loss, and the reacquisition of U.S. ADASUVE® rights provides the Company with an opportunity to continue to grow and capitalize on its lead drug. In addition, the Company’s active pipeline product candidates for which shareholders have long waited to reap the benefits of their commercial readiness and success, AZ-002 (Staccato alprazolam) for the management of epilepsy in patients with acute repetitive seizures and AZ-007 (Staccato zaleplon) for the treatment of patients with middle of the night insomnia, provide additional growth and revenue opportunities.

49. Despite the clear financial implications of owning the right to such groundbreaking medical treatments, Plaintiff and other public stockholders of Alexza will be unable to share in its eventual profits.

50. Such progress by Alexza, coupled with favorable industry conditions, warrants a much higher valuation than the $0.90 per share currently offered in the Proposed Transaction.

51. In addition to simply undervaluing the Company, the Proposed Transaction does not take into account the synergistic benefits that Alexza will bring to Ferrer. These values are touched upon explicitly in the merger press release, We are pleased that Alexza, the company that created and developed ADASUVE and the Staccato technology, will be part of Ferrer and we look forward to working with our new Alexza colleagues to continue creating significant value for patients worldwide. We firmly believe that the Staccato technology will change the lives of patients with severe mental and neurological disorders. At the same time it will help healthcare professionals to improve their management in the increasingly digitalized and personalized healthcare context,” said Jordi Ramentol, CEO of Ferrer.

52. These synergistic benefits are also touched on by Defendant King, who stated, ““We see Ferrer as the ideal company to acquire Alexza as we continue to strive toward global commercial success with ADASUVE and to re-energize our Staccato-based product pipeline.”

53. It is clear from other statements made in the Press Release that this deal is designed to maximize benefits for Ferrer and Ferrer stockholders at the expense of Alexza and Alexza stockholders, which clearly indicates that Alexza stockholders were not an overriding concern in the formation of the Proposed Transaction.

Potential Conflicts of Interest

54. In addition, the deal itself may have tainted by the self-interest of the Individual. Defendants. Certain insiders stand to receive financial benefits as a result of the Proposed Transaction. Pursuant to the terms of the Merger Agreement, all outstanding and unvested options to purchase Alexza shares and all restricted stock units, will automatically vest and/or be cancelled in exchange for the Merger Consideration upon consummation of the Proposed Transaction. Accordingly company insiders including Directors and Officers may stand to receive large paydays upon the consummation of the Proposed Transaction, tainting their motivations in approving it.

55. In addition, pursuant to the terms of the Merger Agreement, (i) each holder of a warrant originally issued by the Company on October 5, 2009 or February 23, 2012 will receive a lump-sum cash payment equal to (A) the total number of shares of common stock of the Company issuable to such holder upon the exercise of the applicable warrant, multiplied by (B) the value of such warrant to purchase one share of the Company’s common stock, calculated in accordance with Appendix B of such warrant; and (ii) each holder of a warrant originally issued by the Company on March 8, 2014 (the “2014 Warrants”) will receive (A) a lump-sum cash payment equal to (l) the total number of shares of the Company’s common stock issuable to such holder upon the exercise of the applicable warrant, multiplied by (2) the excess of (x) the Cash Consideration over (y) the per-share exercise price for such warrant and (B) one CVR for each share of the Company’s common stock underlying such warrant. Upon information and belief, the Individual Defendants will be the primary beneficiaries of the 2014 Warrants.

56. Furthermore, according to the Merger Agreement, the only vote required to consummate the Proposed Transaction is a majority of the outstanding shares of Company stock. Here, a significant number of the outstanding common stock of the Company is owned by the Individual Defendants and Defendant Ferrer. Under similar circumstances, many companies adopt a “majority-of-the-minority” provision to ensure that minority stockholders cannot be subject to the whims of a single controlling shareholder, however here the Company has decided not to offer such a protection to Plaintiff and other public stockholders of Alexza. As it currently stands, the Defendants and other Company insiders will likely be able to force through the Proposed Transaction, even in the face of opposition from a large number of the public stockholders of the Company.

Preclusive Deal Mechanisms

57. The Merger Agreement contains certain provisions that unduly benefit Ferrer by making an alternative transaction either prohibitively expensive or otherwise impossible. For example, the Merger Agreement contains a termination fee provision that requires Alexza to pay up to $1,000,000 to Ferrer if the Merger Agreement is terminated under certain circumstances. For example, under one circumstance, Alexza must pay this termination fee even if it consummates any Competing Proposal (as defined in the Merger Agreement) within 12 months following the termination of the Merger Agreement. This termination fee is an amount that will make the Company that much more expensive to acquire for potential purchasers. The termination fee in combination with the preclusive deal protection devices will all but ensure that no competing offer will be forthcoming.

58. The Merger Agreement also contains a “No Solicitation” provision that restricts Alexza from considering alternative acquisition proposals by, inter alia, constraining Alexza’s ability to solicit or communicate with potential acquirers or consider their proposals, Specifically, the provision prohibits the Company from directly or indirectly soliciting, initiating, proposing or inducing any alternative proposal, but permits the Board to consider an “unsolicited bona fide written Company Takeover Proposal” if it constitutes or is reasonably calculated to lead to a “Superior Proposal” as defined in the Merger Agreement.

59. Moreover, the Agreement further reduces the possibility of a topping offer from an unsolicited purchaser. Here, Defendants agreed to provide Ferrer information in order to match any other offer, thus providing Ferrer access to the unsolicited bidder’s financial information and giving Ferrer the ability to top the superior offer. Thus, a rival bidder is not likely to emerge with the cards stacked so much in favor of Ferrer.

60. Accordingly, the Company’s true value is compromised by the consideration offered in the Proposed Transaction and the Proposed Transaction is the product of the Board’s breaches of fiduciary duty, aided and abetted by Alexza and Ferrer,

FIRST COUNT

Breach of Fiduciary Duty against the Individual Defendants

61. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

62. As alleged herein, Defendants have initiated a process to sell Alexza that undervalues the Company and vests them with benefits that are not shared equally by Alexza’s public stockholders. Moreover, Defendants failed to sufficiently inform themselves of Alexza’s value, or disregarded the true value of the Company, in an effort to benefit themselves. Furthermore, any alternate acquirer will be faced with engaging in discussions with a management team and board that is committed to the Proposed Transaction.

63. As such, unless the Individual Defendants’ conduct is enjoined by the Court, they will continue to breach their fiduciary duties to Plaintiff and the other members of the Class, and will further a process that inhibits the maximization of shareholder value and the disclosure of material information.

64. Plaintiff and the members of the Class have no adequate remedy at law.

SECOND COUNT

Aiding and Abetting the Board’s Breaches of Fiduciary Duty

Against Defendants Alexza and Merger Sub

65. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

66. Defendants Alexza and the Merger Sub knowingly assisted the Individual Defendants’ breaches of fiduciary duty in connection with the Proposed Transaction, which, without such aid, would not have occurred.

67. As a result of this conduct, Plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their shares.

68. Plaintiff and the members of the Class have no adequate remedy at law.

WHEREFORE, Plaintiff demands injunctive relief, in his favor and in favor of the Class, and against the Defendants, as follows:

A.	Declaring that this action is properly maintainable as a class action, certifying Plaintiff as Class representative and certifying his counsel as class counsel;

B.	Declaring and decreeing that the Proposed Transaction was entered into in breach of the fiduciary duties of the Individual Defendants and is therefore unlawful and unenforceable, and rescinding and invalidating any merger agreement or other agreements that Defendants entered into in connection with, or in furtherance of, the Proposed Transaction;

C.	Preliminarily and permanently enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Transaction;

D.	Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction that is in the best interests of Alexza stockholders;

E.	Imposing a constructive trust, in favor of Plaintiff and the Class, upon any benefits improperly received by Defendants as a result of their wrongful conduct;

F.	Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

G.	Granting such other and further equitable relief as this Court may deem just and proper.

DEMAND FOR JURY TRIAL

Plaintiff hereby demands a jury on all issues which can be heard by a jury.

Dated: May 18, 2016	BRODSKY & SMITH, LLC

By: /s/ Evan J. Smith
Evan J. Smith (SBN242352) 9595 Wilshire Boulevard, Suite 900 Beverly Hills, CA 90212
Telephone: (877) 534-2590
Facsimile: (310) 247-0160

Attorneys for Plaintiff